Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a speech given by Doug Parker.

Thank you and thank you, Carol, I think. You maybe build me up a little more than my remarks warrant, but I will do my best to be a crowd pleaser or whatever you called me. That was very kind, Carol and thanks a lot. I’m pleased to be here, and I see a lot of familiar faces throughout the room, as well as a number of new ones.

We are—it’s always a pleasure to get together as an industry, but even more so when we have a year like this to celebrate. 2012 was one of the best years yet for U.S. carriers in terms of safety and operational performance, and that’s something we can all be proud of, and should be proud of. Today, our industry has transformed, placing a sharper focus on enhancing service and expanding choice for passengers, establishing stable and prosperous careers for our employees, and partnering with airports and communities to better serve our mutual customers. So it really is an exciting time in this business.

And I just want to take a little time here and talk to you about—a little about the history at US Airways that’s gotten us here, our merger with American Airlines, and talk a little bit at the end about some industry issues. And then, after that, I’d be happy to take any questions.

As Carol knows, I’ve been fortunate enough to address this Chamber’s Aviation Summit on several occasions over many years, so our story is reasonably well known by this group.

I first spoke here a number of years ago as the CEO of America West Airlines—a small Phoenix-based carrier where I became the CEO in 2001. We at America West were able to navigate through the industry upheaval that took place in the years following 9/11, but we found that the bankruptcies at the other airlines were eliminating our largest competitive advantage—which at America West was our cost structure.

So we did then what we needed to do to adapt to the changing world, and we merged with US Airways in 2005, creating an airline that could attract more customers than either of us could independently, while maintaining a cost advantage over some of our larger competitors. That merger worked extremely well. We were able to combine two carriers that likely could not have independently survived the enormous industry losses of 2008 and 2009 into a stronger competitor that eventually ended up reporting record profits in 2012 and had the highest shareholder return of any company in the Fortune 500 last year.

But as we were doing all that, the industry continued to evolve in response to customer demand for bigger and better networks. Delta merged with Northwest, United merged with Continental, Southwest merged with AirTran. We at US Airways were obviously cognizant of that trend, and while we worked to meet our customers’ demands for broader networks, we were unable to participate in that series of mergers. Until now.

Last month, we announced we had signed a merger agreement with American Airlines to build the largest airline in the world. We are very excited about what that means for the customers, employees, investors, and the communities that we each serve.

And that’s because this is a customer service industry, and our business depends on being able to meet our customers’ needs better than the other airlines. With the merger of US Airways and American Airlines, we are confident we can do exactly that. Just like in 2005, customer demand drove our decision to combine, because passengers today want even bigger and more efficient networks than they did back then. What makes our combination so compelling for passengers and communities worldwide is that US Airways’ and American Airlines’ networks are so complementary. Out of the more than 900 domestic nonstop routes that American and US Airways fly, we only overlap on 12 nonstop flights. That means we’re going to need all of the aircraft, all of the line employees and we’ll maintain service to all of the communities we serve independently, after the merger. The merged airline, which will retain the American name and be headquartered in Dallas/Fort Worth, will provide thousands of passengers better alternatives, including more than 1,300 new connecting opportunities and access to numerous cities worldwide. We will create a truly global carrier with the ability to compete in markets—and against airlines—around the world.

The new American Airlines will enhance global competition as well as domestic competition. Today three international alliances are important to global competition. But oneworld, to which American Airlines belongs, lags Star Alliance and SkyTeam in total passenger traffic. The new American will enhance oneworld’s competitiveness and expand international choices for millions of consumers in all regions of the country, but in particular, the Eastern United States. The addition of US Airways to oneworld will result in three roughly equally sized alliances competing head to head for international traffic.

The transaction will also create the world’s largest loyalty program, offering unparalleled benefits to our most frequent customers. When the merger closes, more than 100 million frequent flyers between our two companies will be able to combine their miles into one program, and redeem them on flights to many more markets around the world.

We expect the transaction to close in the third quarter of this year, at which point we will begin the task of combining these two great companies. Luckily, we have a playbook to draw from. At US Airways, we have the lessons learned from the operational improvements we have realized in recent years. From our partners at American, we can look to the efficiencies they are already implementing as part of their restructuring, and across the industry we can draw upon the examples of the other mergers that have recently taken place.

Fortunately for us, one of the biggest items on the integration planning checklist is taken care of with the contracts in place with the unions of both companies. This merger would not have been possible without the support of the unions at both US Airways and American, and that same support will assist in integration. American’s pilot, flight attendant and ground employee unions and US Airways’ pilot union have agreed to terms for improved collective bargaining agreements. US Airways’ flight attendants have reached an agreement as well, which includes support for the merger. And importantly, American’s unions representing pilots and flight attendants are already working with their US Airways counterparts to determine representation and single agreement protocols. This is an historic level of management-labor cooperation, and we continue to be extremely grateful for their leadership and the support of our employees and their representatives.

So, we’re excited about the merger and the benefits it creates for our customers, our employees, our investors and the communities we serve. I look forward to coming back to future summits to tell you about the success of the new American Airlines.

Now before we get to questions, I’d be remiss if I didn’t use this opportunity to discuss the needs of our industry here in Washington DC. As an industry, we’re doing a much better job of speaking with one voice. Especially here in Washington, we’re working cohesively to communicate with our elected officials about the value of this industry, the impact of excessive taxation and regulation, and the need to have the ability to fly to more places more easily for the benefit of our customers.

A big part of this shift has been our work through A4A. I think I’ve lost Nick, I saw him walk by. But Nick and his team are doing a fantastic job in pulling us together. Our initiative calling for a National Airline Policy is a straightforward call to action to help ensure the global competitiveness of the U.S. Airline industry. In fact, Nick Calio—Nick and I were on CNBC yesterday about these very issues. Among key priorities are:

•	Reducing taxes;
•	Reforming regulatory burdens;
•	Modernizing the air traffic system;
•	Ensuring we can compete globally; and
•	Stabilizing energy prices.

Reducing the taxes and fees we pay on airline tickets would make sure that prices remain affordable for consumers and businesses. We need to eliminate inefficient and costly regulation that makes our operations more expensive but doesn’t improve safety or better the customer experience.

A modernized air traffic control system would transform our air travel experience, and if done appropriately, will save frequent fliers and businesses billions of dollars and reduce delays and congestion.

Foreign governments are investing significantly in their airlines, allowing them to acquire new aircraft and expand deeper into the United States. When it comes to competing globally, this is an issue we have to address. Until we are allowed to compete more effectively, domestic service to smaller and rural communities will suffer—it’s just a matter of time. And of course, the advantages to stabilizing energy prices would be profound for the airline industry. We need a comprehensive energy policy that will keep fuel costs in check and encourage investment in alternative energy sources.

So, we’ve got our work cut out for us, but just as I believe that great things are ahead for the new American Airlines, I also believe that brighter days are emerging for our industry overall. I’m proud to be a part of it and I’m looking forward to talking with you for years to come.

So those are my comments. I’m happy to take any questions, Carol.

HAL SCOTT: Hi, thanks for taking questions. Hal Scott from Reuters.

DOUG PARKER: Oh, except from the media. Go ahead.

HAL SCOTT: Thank you. We’re a few days away from sequestration cuts starting to hit the FAA. This will affect air traffic controllers. Do you have any concern at all about how that’s going to affect your flight schedule, your ability to put planes in the air, and what are you doing to prepare for that?

DOUG PARKER: Well, we do of course. We are hopeful that there won’t be material delays as a result of any changes to air traffic control. We don’t believe there should be. We are trying to work closely with the FAA to make sure that the sequestration cuts come in a way that they don’t impact the flying public and are hopeful we can make that happen.

CAROL HALLETT: With a room this large I can’t believe there aren’t more questions.

KIM CAHILL: Hi, Kim Cahill from Fly Global/Fly International. I’m back here.

DOUG PARKER: Thank you.

KIM CAHILL: Hi, I’ve just got a quick question. How does your yesterday’s bankruptcy court ruling have an impact on your merging with American, if any, especially the judge’s decision to not rule on Tom Holton’s payout? Thank you.

DOUG PARKER: Sure. Well yesterday was a required step in getting this done. The merger agreement required approval from the bankruptcy court and had reasonable unanimous support for the agreement and the judge approved it, so we’re really happy with that. It’s not the end-all. We have a lot of other approvals that need to occur, not the least of which is the Department of Justice approval of the merger itself, which is really the long ball on the 10 here. We expect we will be able to close sometime in the third quarter of this year after we receive approval from the Department of Justice. So, at any rate, we’re working with them now and welcome that work. As I said, this is an extremely complementary merger in terms of route networks, only 12 overlapping routes out of 900, so we don’t expect any problems but we know we need to get through the work with the Department of Justice and hope to have it done by the third quarter, as I say. And again, yesterday was a required step but not the final step.

CAROL HALLETT: Let’s have one or two more. This must be the press staff.

JOHN HUGHES: John Hughes from Bloomberg. Do you expect to have to surrender slots at Reagan Airport to get that DOJ approval?

DOUG PARKER: Absolutely not, nor should we. What are you laughing about? You’re not going to be laughing when I’m done with this. This is a serious issue of which we feel very strongly. The fact of the matter is if you look at the Reagan slots, as some like to do, in a vacuum, what people will report—including my one-time friend Dave Barger—the number we like to highlight is the combined entities will have about 2/3 of the slots at Reagan National. That number is, I believe, accurate, and we’re not disputing that number, it’s just not the right number. While it’s 2/3 of the slots at Reagan, because we at US Airways use our slot—we fly Reagan as a hub, we fly DC as a hub. We connect to smaller communities and we fly smaller aircraft to those communities, of course. So the reality is the combined entity will have about 1/2 of the seats, so 2/3 of the slots and more like half the seats, nothing remotely resembling anything that violates antitrust law, so this isn’t a legal antitrust issue. Any antitrust lawyer I’ve talked to would tell you this isn’t something that the Department of Justice should rule on as a matter of law.

Now they may carry a ruling as a matter of policy, which tends to be the case when it comes to things in Reagan National Airport. But the result—well let me give you a couple more numbers. The fact of the matter is, while we’re talking about Reagan, all of you that live here know that there are other airports nearby which price and serve similar markets, like Dulles and Baltimore. If you look at the total market, of the 50% of the seats at Reagan becomes about 25% of the seats in the total market, smaller than United actually and about the same size as Southwest. So an incredibly competitive market in the Washington DC area, of which we’re only a quarter of the seats when this is done, so we don’t think there’s any reason at all for us to divest legally or otherwise.

And then as you get to the policy, even if people ignore the facts and decide that we should divest for policy, that’d be really bad policy because the result would be we would be asked to divest slots. We of course would divest those that provide the least utility to the airline. Which means the smallest communities would see reductions in service and those airlines that would receive those slots would not serve those communities, with full assurance, and if they try they would not be able to do it profitably because you can only serve those markets with connecting service over the hub like we do. So we’d be forced—so the net result of this for consumers would be a reduction in nonstop service to small and midsized communities from Reagan and slots being given to airlines that would then use them to fly to markets that already have a lot of service and a lot of competition. There’s a lot of demand, of course, but there are also a lot of seats throughout the region to serve those markets. So I think it’s, again, certainly not a legal issue that should be addressed, but if people want to try and make it a policy issue, it’s going to be really bad policy.

CAROL HALLETT: Here we go, right out here, Henri.

HENRI COURPRON: What’s up?

DOUG PARKER: Oh hi, Henri.

HENRI COURPRON: Hi.

DOUG PARKER: Bonjour.

HENRI COURPRON: Thank you. You’ve been a champion of consolidation, so congratulations, you got what you wanted. So now what? What will—I don’t want to put the cart before the horse. We understand you need approvals, but what is your first order of business when this happens? What is the first thing you want to tackle to make it work?

DOUG PARKER: Well we’ll have to get through integration. First off, it’s not as though we’re sitting around doing nothing right now. While we are two separate companies and we can’t actually do real integration work—we can’t integrate the two companies—we can plan the integration, and we’re doing that. The two companies are working extremely well together, which I’m really happy to see. The management teams in both cases are extremely strong, so you put them together and we have something that’s stronger I think than anyone’s going to have in terms of management. So we’re working through that now. We will need to, between now and the time we close, get to a combined—at least announce senior management teams. We’re working through that process. We’ll have that done by the time we close.

When we close the goal is to hit the ground running with ready-to-go, do everything that we’ve promised we were going to deliver, that is an airline that can serve more people to more places. So we’ll need to immediately—very quickly you’ll be able to see an airline that indeed is scheduling and pricing it all as one product. Even though we’re two separate airlines, we’ll be able to schedule and price as one, so you’ll be able to buy tickets and see schedules that are coordinated across the airlines. And then we have to get to the harder implementation things—systems, processes, etcetera—and, as I noted in my speech, we feel really good about our ability to do that. We know it’s hard. We have I think a proper dose of humility as it relates to how difficult it is to integrate airlines. But we also think we have learned that—we know we’ve learned a lot from our past, and we’ve seen in others what we think make the right way to do things is, so I feel confident about our ability to integrate well. That will take some time. It takes about a year and a half for actually one certificate. But customers don’t see most of that, and if we do this right, customers won’t see any of it.

CAROL HALLETT: I think there’s a question out here from—

DOUG PARKER: Henri wasn’t done.

HENRI COURPRON: I’m never done.

CAROL HALLETT: Sorry.

HENRI COURPRON: Are you going to keep the new American livery?

DOUG PARKER: What’s the next question? I don’t want to be facetious about that. The reality is American has rolled out a new livery. I think they did a fantastic job and did a lot of work putting it together. We have a lot of details we need to work out, and it may make sense. I have no idea if it makes sense or not, we haven’t gotten to that detail to when you merge the companies and try and do something somewhat different, or it might make sense to keep the exact same one in place. I don’t know the answer to it.

CAROL HALLETT: And I think jetBlue is out here with a question.

DOUG PARKER: I’m definitely not taking that one. Hi.

GAVIN SWEITZER: Is it on? Gavin Sweitzer from jetBlue. I’ll stay out of the slot discussion.

DOUG PARKER: You seriously work for jetBlue?

GAVIN SWEITZER: I do, yes.

DOUG PARKER: Good god.

GAVIN SWEITZER: And like I said, I’m going to leave the slot discussion to you guys. But I was curious about your top three things you learned from both completing the America West merger and then being very indirectly involved in the subsequent mergers. I was a former resident of Charlotte and travelled through the America West merger and am curious about what your three things are that you’ll carry forward into this one over those years.

DOUG PARKER: Well I’m not going at counting things in threes. I can tell you the most important thing that I think we learned in terms of integration is to—we had this tendency in the America West/US Airways merger as a management team to—we were the smaller airline coming into a larger airline, and there’s a tendency amongst the management team to think, “Look our systems and processes, the ones we know and the ones we are most comfortable with, are the ones we’re attached to and we want to put in place.” When the right thing to do, the better way to do it is to think, “Whatever the larger airline has in place, our goal is to keep all that in place and just overlay it onto the smaller airline.” It does two things. Of course you only have to disrupt 1/3 instead of 2/3 in this example. But more importantly it means 2/3 didn’t see much disruption at all.

You don’t go through this integration where everyone has some disruptions. So at any rate, we learned that. I know, because I need to give credit for some of this thought to Richard Anderson who was nice enough to talk to me about some of the lessons he learned. Richard had this phrase called adopt and go, which I’ve now adopted and am going with. So it’s just take what’s in place at the other airline, get it in place. There might be a better system at the smaller airline, but once you get the integration done then you can always go back and optimize, but the real issue is to get it integrated. So that’s the biggest integration lesson.

There are a number of other lessons that I could ramble on about, but I’d go longer than three, so I’ll stop with one. Yes? Carol’s trying to throw me off.

CAROL HALLETT: This is the one last one.

DOUG PARKER: This is the last question, unless you’re from jetBlue.

CORTNEY ROBINSON: No, actually Cortney Robinson from the Aerospace Industries Association and I have, I guess call it one and a half questions. One, you have given—

DOUG PARKER: I’ll give you one and a half answers.

CORTNEY ROBINSON: NextGen a chance in Philadelphia where they’re testing ADSB, so I’m just wondering if you have seen benefits from giving the NextGen the technology an opportunity to be tested? And also, does sequestration—what kind of concerns does that have as you look at the NextGen investment and if you could share that with us, please? Thank you.

DOUG PARKER: Look, we have seen some benefits from the NextGen technologies in place, and Philadelphia’s a good example, but I would also note that we as an industry have not seen nearly the rate of improvement that we should have seen for the amount of capital that’s been invested, and we would like to see more. All that we say as an industry about NextGen we believe, because it’s true. There’s an enormous benefit in doing it, but there is some amount of concern about the lack of progress we’ve seen on the capital that’s already been invested. We should be seeing more progress than we have and we haven’t seen that. We’re trying to work with the FAA to get it in place. It’s not easy. It takes a lot of work, as is the case with most capital projects. It’s not just spending the money, you have to go change processes and procedures and the way people do things. And in the case of a big system like that, when you only have it in certain places, it is more complicated because you have to do certain things different in different areas. All that’s work, it takes time. But we haven’t seen the results that we should have seen so far on the capital investment.

As a result, I’m not particularly concerned about the lack of continued investment due to sequestration because we don’t need any more investment until we start getting what we put in place working right because adding more investment at this point I don’t think is going to do us any benefit. We should really be focusing our time on getting the benefits of the capital that’s been invested.

Those are my answers to your questions. I guess that was one and a half. All right, I’m done Carol. Thank you all very much for your time. I appreciate it.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.